January 23, 2006



Mr. William Choi, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, MS 3561
Washington, DC 20549-7010


RE:  Publix Super Markets, Inc.
     Form 10-K for the fiscal year ended December 25, 2004, filed March 10,
       2005
     Forms 10-Q for fiscal quarters ended March 26, 2005, June 25, 2005 and
       September 24, 2005, filed May 5, 2005, August 4, 2005 and November 3,
       2005
     File No. 0-00981

Dear Mr. Choi:

This letter is in response to your letter dated December 27, 2005. Your letter provides comments regarding Publix's Form 10-K for the year ended December 25, 2004 and Forms 10-Q for the quarters ended March 26, 2005, June 25, 2005 and September 24, 2005. This letter is intended as a response to each of your comments.

Form 10-K for the Fiscal Year Ended December 25, 2004
-----------------------------------------------------

(1)  Summary of Significant Accounting Policies, page 31
--------------------------------------------------------

(b)  Principles of Consolidation. page 31
-----------------------------------------

1. We note that your consolidated financial statements include wholly owned subsidiaries. We also note your disclosure on page 11 that you acquired a majority interest in Crispers. Please tell us whether your consolidated financial statements include majority owned subsidiaries. If so, please revise your accounting policy accordingly in future filings. If not, please tell us your justification in GAAP for not doing so.

          The Company's consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries in accordance with GAAP. The Company will revise its accounting policy for Principles of Consolidation in its Form 10-K for fiscal 2005. Following is the revised accounting policy for Principles of Consolidation for fiscal 2005:



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Securities and Exchange Commission
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January 23, 2006



          Principles of Consolidation
          ---------------------------

          The consolidated financial statements include all entities over which the Company has control, including its majority-owned subsidiaries. The Company accounts for equity investments in companies over which it has the ability to exercise significant influence, but does not hold a controlling interest, under the equity method. All significant intercompany balances and transactions have been eliminated in consolidation.

          In addition, the Company will list Crispers, LLC on Exhibit 21 to its Form 10-K for fiscal 2005.


(o) Cost of Merchandise Sold. page 33
-------------------------------------

2. We note that you modified your calculation of cost of merchandise sold to improve the comparability of your gross profit to others in the food retailing industry. Please tell us the nature of the change and the effect of the change on your results of operations. In doing so tell us whether the modification related to a change in the approach, computational technique or the numbers or content of your pools. In future filings please disclose the effect of the change on results of operations, including per share data, and the reasons for omitting the cumulative effect and disclosure of pro forma amounts for prior years. Please refer to paragraph 20 of APB 20.

          As a result of the following comment the Company received in an SEC comment letter dated November 7, 2003, and the Company's response dated December 15, 2003, the Company modified its calculation of cost of merchandise sold to improve the comparability of its gross profit to others in the food retailing industry.

               SEC Comment - November 7, 2003
               ------------------------------
               Tell us and disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, general and administrative expenses line item. In doing so, please clarify whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. If you currently do not include a portion of these costs in costs of goods sold, also disclose:

               o in a footnote the line items that these costs are included in and the amounts included in each line item for each period presented, and
               o in MD&A that your gross margins may not be comparable to those of other retailers, since some retailers include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item such as selling and administrative expenses.


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Securities and Exchange Commission
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January 23, 2006



               Response - December 15, 2003
               ----------------------------
               The cost of merchandise sold line item includes the costs of inventory and certain store occupancy, warehousing and delivery expenses. Store occupancy costs include rent, utilities, repairs and maintenance, property taxes and insurance. Warehousing and delivery expenses include inbound freight charges, purchasing and receiving costs, warehousing and most of the other costs of the Company's distribution network. Vendor allowances and credits are recorded as a reduction of cost of merchandise sold as earned.

               The operating and administrative expenses line item includes the remaining expenses not related to the cost of merchandise sold, such as other salary and benefit costs, advertising, supplies, professional and temporary services, bank fees and other administrative expenses.

               Based on your comment the Company is performing a review of the SEC filings of other retailers to determine the most common components of cost of merchandise sold. Based on this review, the Company may decide to reclassify certain costs in cost of merchandise sold or in operating and administrative expenses for comparability with other retailers in its Form 10-K for fiscal 2003.

               In addition, the Company will include an accounting policy for Cost of Merchandise Sold in its Form 10-K for fiscal 2003. Following is the planned accounting policy. Please note that it may change based on the review described above.

               Cost of Merchandise Sold
               ------------------------
               Cost of merchandise sold includes costs of inventory, costs related to in-store production and related purchase and distribution costs. Cost of merchandise sold also includes inbound freight charges, purchasing and receiving costs, warehousing costs and other costs of the Company's distribution network.


          Based on the above comment and response, the Company performed a review of the SEC filings of other retailers as indicated. In the broadest sense, most costs of a retailer could be considered costs of merchandise sold. Our approach was to determine the most common components of cost of merchandise sold. Based on this review, the
          Company modified its calculation of cost of merchandise sold to improve the comparability of its gross profit to others in the food retailing industry. This review resulted in the Company's reclassification of certain costs between cost of merchandise sold and operating and administrative expenses effective with its Form 10-K for the fiscal year ended December 27, 2003. The Company also reclassified all prior year amounts to conform to the 2003 presentation. This modification could be considered both a change in approach and computational technique. The reclassification of certain costs between cost of merchandise sold


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Securities and Exchange Commission
Page 4
January 23, 2006



          and operating and administrative expenses had an insignificant impact(1) on gross profit and operating and administrative expenses, as a percentage of sales, so we treated the change as we would any similar reclassification. There was no impact on the Company's results of operations or earnings per share for current or prior periods, therefore, no disclosure was required in accordance with paragraph 20 of APB 20.


Controls and Procedures, page 46
--------------------------------

3. We note your disclosure that there have been no significant changes in your internal control over financial reporting during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect your internal control over financial reporting. In circumstances where you include similar disclosure in future filings, please revise to state that there were no changes in your internal control over financial reporting identified in your evaluation that occurred during your last fiscal quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to
     Item 308(c) of Regulation S-K.

          The Company will indicate in similar disclosures in future filings that there were no changes in its internal control over financial reporting identified in connection with the evaluation that occurred during its last fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting, if applicable. If there are changes in such internal controls, these will be disclosed.


The Company acknowledges the following:

     o the Company is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

     o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.









(1) The largest reclassification in all five years affected in the Form 10-K for fiscal 2003 was .72 percent of sales.


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Securities and Exchange Commission
Page 5
January 23, 2006



General
-------

We hope this letter will resolve your comments on the Company's Form 10-K for fiscal 2004 and Forms 10-Q for quarters ended March 26, 2005, June 25, 2005 and September 24, 2005. If you have any additional questions or comments, please contact Kimberly Lyons at (863) 688-1188 ext. 56582.


Sincerely,


 /s/ David P. Phillips
-------------------------------------
David P. Phillips
Chief Financial Officer and Treasurer